DANLAX, CORP.

616 Corporate Way, Suite 2-6187

Valley Cottage, NY 10989

Tel. (702) 605-4427

April 2, 2014

Ms. Ji Kim,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Danlax, Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed on March 11, 2014

File No. 333-193467

Dear Ms. Ji Kim:

Danlax, Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated March 24, 2014 (the "Comment Letter"), with reference to the Company's Amendment No. 1 to registration statement on Form S-1 filed with the Commission on March 11, 2014.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. We note your response to prior comment 1. Please expand your response and disclosure to provide greater specificity on your business activities to date, discussing the specific steps you have taken in developing your business plan and disclosing the stage you are at in developing game concepts and prototypes. Also tell us why you consider these activities to be more than “nominal.” Alternatively, please add the risk factor disclosure requested in our prior comment 1, and disclose your shell company status on the prospectus cover page.

Response: We do not believe that Danlax Corp. is a “shell company”. Our management continues developing the company’s business devoting a significant amount of time to the development and research of the potential market. In furtherance of the planned business we have taken the following steps:

A)

Developed our business plan.

B)

Developed concepts of our first games.

C)

Tested and assessed the games in focus groups.

D)

Chose the first game we intend to develop.

E)

Started to search for independent contractor who will program the game.

F)

Started to search for game designer and musician.

Since inception, we have actively pursued our business plan, which is inconsistent with the business plan of a shell company. As described in the registration statement, we intend to develop and sale mobile games. We need the proceeds from the offering to continue developing of our business and conclude agreements with independent contractors such as programmer, game designer and musician for creation of our games. The company does not intend to solely engage in any activities, which would be consistent with the business plan of a shell company.

2. We note your response to prior comment 22. We also note that the Valley Cottage, New York location listed as the principal executive office on the facing page appears to be a rented mailbox and forwarding mail service provided by USAMail1, LLC. Please tell us from where you plan to operate the company. To the extent you intend to operate the company from East Siberia, Russia, please revise your disclosure throughout the registration statement to disclose this fact and consider adding risk factor disclosure regarding your location in Russia, or advise.

Response: We plan to operate from Nizhneudinsk, Russia. We have revised our disclosure throughout the registration statement to disclose the fact that we intend to operate the company from Nizhneudinsk, Russia. We have added a risk factor discussing the difficulties shareholders may have in bringing actions or enforcing judgments against our sole officer and director residing in Russia.

Risk Factors

Risks Associated to Our Business

“We face strong competition. . .,” page 7

3. We note your response to prior comment 9 and the revised disclosure. While you state that competition in these genres is higher, you have not discussed any specific risks. Please revise this risk factor to discuss the competitive risks associated with the educational and puzzle game industry.

Response: We have revised this risk factor to discuss the competitive risks associated with the educational and puzzle game industry.

“Because our sole officer and director will only be devoting. . .,” page 9

4. We note your response to prior comment 22. In your response letter, tell us if Mr. Krikun resides outside the United States. If so, please consider adding a risk factor discussing the difficulties shareholders may have in bringing actions or enforcing judgments against your officers and directors. See Item 503(c) of Regulation S-K.

Response: We have added a risk factor discussing the difficulties shareholders may have in bringing actions or enforcing judgments against our officers and directors.

Risks Associated with this Offering

“Our Reporting Obligations under Section 15(d). . .,” page 11

5. Please revise this risk factor to clearly state that you will not register your common stock under Section 12 of the Exchange Act, as you state in your response to prior comment 2.

Response: We have revised this risk factor to clearly state that we will not register our common stock under Section 12 of the Exchange Act

Use of Proceeds, page 12

6. In the use of proceeds table, under the scenario of raising $9,000, as well as in the table on page 18, you disclose that SEC reporting and compliance costs will be approximately $2,000. Elsewhere, you indicate that SEC reporting and compliance costs will be approximately $10,000. Please reconcile this discrepancy, or advise.

Response: We have reconciled this discrepancy.

Dilution, page 12

7. We refer to prior comment 11. Please revise your dilution disclosure to contemplate a smaller portion of the offering being completed, such as a sale of ten percent of the offered shares.

Response: We have revised our dilution disclosure to contemplate a sale of ten percent of the offered shares.

Management’s Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources, page 19

8. We note your response to prior comment 18 and the revised disclosure. You disclose that your “current cash resources will fund approximately 6 month[s of your operations] without proceeds from this offering. . .” However, you also disclose that you will be able to conduct planned operations using currently available capital resources for the next one to three months. Please revise to clarify this inconsistency, or advise.

Response: We have revised this section to clarify that current cash resources will fund approximately 3 month without proceeds from this offering.

Please direct any further comments or questions you may have to the company at danlaxcorp@gmail.com or to the company's legal counsel Mr. Scott D. Olson Esq.

Thank you.

Sincerely,

/S/ Ivan Krikun

Ivan Krikun, President

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